UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2008 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _____________ to _______________

Commission file number     1-7891

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DONALDSON COMPANY, INC.

RETIREMENT SAVINGS AND

EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DONALDSON COMPANY, INC.

1400 WEST 94TH STREET

MINNEAPOLIS, MINNESOTA 55431

Donaldson Company, Inc.

Retirement Savings and Employee Stock

Ownership Plan

Financial Statements Including Report of Independent Registered Accounting Firm and Supplemental Schedules

December 31, 2008 and 2007

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Note:

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Investment Committee and Administrator of the

Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan

Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the Plan) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Baker Tilly Virchow Krause, LLP (Formerly known as Virchow, Krause & Company, LLP)

Minneapolis, Minnesota

June 29, 2009

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007

Assets
Investments, at fair value
Interest-bearing cash	$816,883	$163,941
Mutual funds	123,195,632	186,485,685
Donaldson Company, Inc. common stock fund	198,328,306	287,635,503
Common/collective trust	42,846,333	41,586,680
Participant loans	4,125,497	4,122,763

Total investments, at fair value	369,312,651	519,994,572

Receivables
Employer contributions receivable	2,209,092	2,086,648
Participant contributions receivable	—	70,667

Total assets	371,521,743	522,151,887

Net assets available for benefits	$371,521,743	$522,151,887

The accompanying notes are an integral part of these financial statements.

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions to net assets attributed to:

Investment income
Interest and dividend income	$7,699,100

Contributions
Employer	8,311,767
Participants	14,344,170
Rollovers	2,288,216
Total additions	32,643,253

Deductions from net assts attributable to:
Net depreciation of the fair value of investments	(146,361,882)
Benefits paid to participants	(36,855,777)
Administrative expenses	(55,738)
Total deductions	(183,273,397)

Net decrease in net assets available for benefits	(150,630,144)

Net assets available for benefits
Beginning of year	522,151,887

End of year	$371,521,743

The accompanying notes are an integral part of these financial statements.

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of the Plan

The Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan sponsored and administered by Donaldson Company, Inc. (the “Company”). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

Fidelity Management Trust Company is the Plan’s trustee (the “Trustee”) and recordkeeper.

Eligibility

All regular full-time and part-time employees are eligible to participate in the Plan upon employment, as defined by the Plan document. Employees covered by a labor agreement are not eligible for any Company contributions.

Contributions

Each year, eligible participants may contribute to the Plan up to 25% of pre-tax annual compensation, as defined by the Plan. The plan was amended in April 2009 to limit contributions that highly compensated individuals can make to the Plan to 6% of pre-tax annual compensation. For 2009, per IRS regulations, highly compensated individuals have been defined as those that earned more than $105,000 in 2008. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans with the approval of the Administrative Committee. Participants over age 50 may contribute an additional catch-up contribution.

Under the terms of the Plan, the Company makes fixed matching contributions and can make discretionary contributions to the Plan. Company contributions are made in cash and are invested directly in the Company’s common stock. Effective October 2008, the Plan was amended to limit the amount of the Company match that is invested in the Company’s common stock. The fixed matching contributions are made in cash. Fifty percent of the matching contribution is invested directly in the Company’s common stock while the other 50% is invested as the Participant’s pre-tax contribution are invested.

Effective October 2008, the discretionary contributions may be made in cash or in the Company’s common stock. If the contribution is made in cash, it will be invested according to the participant’s investment election for their pre-tax contributions.

The Company makes matching fixed contributions to the Plan based on participant contributions into the Plan. Fixed matching contributions are calculated at 100% of up to 3% of compensation deferred by the participant and deposited into the Plan and 50% of the next 2% of compensation deferred by participant and deposited into the Plan. The Plan was amended effective April 13, 2009, to reduce Company fixed matching contributions to the Plan for Exempt employees. After April 13, 2009, fixed matching contributions for Exempt employees will be calculated at 50% of up to 3% of compensation deferred by the participant and deposited into the Plan and 25% of the next 2% of compensation deferred by the participant and deposited to the Plan. In addition, the Company fixed matching contribution was eliminated for Company Executive Officers and Vice Presidents.

The Company may make discretionary contributions to the Plan from time to time. Discretionary contributions are allocated among the participants pro rata based upon the total annual compensation of participants who have 1,000 hours of service in the Plan year and are in employment of the Company on the last day of the Plan year. Subsequent to each Plan year end, the Company made a discretionary contribution of $1,822,051 and $1,726,121 for the Plan years ended December 31, 2008 and 2007, respectively. The 2008 discretionary contribution was made in the Company’s common stock.

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2008 and 2007

Participant Accounts

Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not allocate his or her contributions, the contributions are placed in the age appropriate Fidelity Freedom Fund. Effective October 2008, the Plan was amended to limit the amount of contributions the Participant may directly invest in the Company’s common stock to 15% of their contributions.

Previously, Company contributions were allocated to the Donaldson Company, Inc. common stock fund. Effective October 2008, the Plan was amended to change the investment of Company contributions. Fifty percent of the fixed matching contributions are now allocated to the Donaldson Company, Inc. common stock fund and the other fifty percent of the fixed matching contributions are allocated to the investments as directed by the Participants for their own pre-tax contributions.

The allocation of the participant’s contributions to the investment funds may be changed daily. There are no restrictions on transfers among or between the various investment options for employee contributions. Effective October 2008, the Participant may transfer money out of the Donaldson Company, Inc. common stock fund, but they may not transfer money into the Donaldson Company, Inc. common stock fund. Each participant’s account is credited with his or her contributions, including rollover distributions, and his or her share of Company contributions, and an allocation of related investment earnings thereon. Allocation of investment earnings is based on the value of the participant’s account at the close of each day.

Vesting

Participants are 100% vested in their accounts at all times.

Payment of Benefits

Upon termination of employment, disability or termination of the Plan, a participant or designated beneficiary will receive the participant’s account balance in a lump-sum payment. Hardship withdrawals, as defined in the Plan document, are allowed at any time, subject to approval by the Plan.

Participant Loans

Under the Plan document, participants may borrow up to 50% of their account balance or $50,000, whichever is less. Loans must be repaid by the participant within five years, unless the loan is used to acquire the participant’s primary residence in which case the term may not exceed ten years. The loan interest is one percent over the prime lending rate on the first day of the Plan year (January 1) coinciding with the year in which the loan is granted. Interest rates on outstanding loans at December 31, 2008, ranged from 5% to 10.5%. Loans mature at various dates through November 2018 and are generally paid through payroll deductions.

Plan Termination

The Company has the right under the Plan agreement to amend or terminate the Plan. In the event of termination of the Plan, the assets of the Plan will be distributed to the participants in accordance with the Plan document.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on an accrual basis. The following is a summary of significant policies which are in conformity with accounting principles generally accepted in the United States of America and are consistently followed by the Plan in the preparation of its financial statements.

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2008 and 2007

Valuation of Investments

Investments in mutual funds are stated at fair value based on quoted market prices. Investments in the Donaldson Company, Inc. common stock fund are valued based on the fair value of the underlying investments, primarily Donaldson Company, Inc. common stock, which is valued at quoted market prices. Investments in the common / collective trust are valued at contract value, which approximates fair value. Participant loans are valued at amortized cost (approximates fair value), which consists of outstanding principal and any related accrued interest.

Investment Earnings

Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents the net depreciation in the fair value of its investments in the Statement of Changes in Net Assets Available for Benefits. Net depreciation consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Participant contributions and Company matching contributions are recorded in the period the employer makes the payroll deductions. Company discretionary contributions, if any, are recorded in the period which they were declared.

Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

Plan Expenses

Investment management fees and administrative fees charged by the Trustee are paid by the Plan. All other expenses, including legal, accounting and other services, are paid by the Company.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various risks including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits in future periods.

Concentration of Market Risk

At December 31, 2008 and 2007, approximately 53% and 55% of the Plan’s net assets available for benefits were invested in the Company’s common stock fund, respectively. The underlying value of this fund is dependent on the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits in future periods.

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2008 and 2007

New Accounting Standard

In September 2006, the Financial Accounting Standards Board “FASB” issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements with certain exceptions. SFAS No. 157 was effective for the Plan on January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements.

3.	Investments

The current values of individual investments that represent five percent or more of the Plan’s net assets available for benefits were as follows as of December 31, 2008 and 2007, respectively:

	2008	2007
Donaldson Company, Inc. Common Stock Fund	$198,328,306	$287,635,503
Fidelity Managed Income Portfolio II Fund	42,846,333	41,586,680
Fidelity Contrafund	32,401,357	50,303,612
Fidelity Equity Income Fund	20,680,993	37,813,539
Fidelity Diversified International Fund	*	26,221,095
*Investment did not exceed five percent of net assets available for benefits

During the year ended December 31, 2008, investments had net depreciation in value as follows:

Net depreciation of mutual funds	$(70,682,075)
Net depreciation of Company common stock	(75,679,807)
$(146,361,882)

At December 31, 2008, the Company’s common stock fund consisted of 5,893,824 shares of the Company’s common stock valued at $198,327,166 and $1,140 in the Fidelity Institutional Cash Portfolio which consists mainly of cash. At December 31, 2007, the Company’s common stock fund consisted of 6,193,394 shares of the Company’s common stock valued at $287,249,604 and $385,899 of cash in the Fidelity Institutional Cash Portfolio.

4.	Nonparticipant-Directed Investments

At December 31, 2008 and 2007 the balance in the nonparticipant-directed portion of the Company’s common stock fund totaled $198,328,306 and $287,635,503, respectively. Information about the significant components of the changes in net assets available for benefits relating to the nonparticipant-directed investments is as follows:

Year-ended December 31, 2008
Changes in Nonparticipant-Directed Net Assets of Donaldson Company, Inc. common stock fund:
Contributions	$9,949,142
Interest and dividend income	1,855,029
Net depreciation	(75,679,807)
Benefits paid to participants	(18,148,686)
Transfers to participant-directed investments	(7,282,875)
$(89,307,197)

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2008 and 2007

5.	Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service, dated September 20, 2002, stating that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (the “Code”) and is therefore generally exempt from federal income taxes under provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Related Party Transactions

Participants have the option to direct their contributions to be invested in mutual funds which are sponsored by the Trustee and a Company stock fund comprised primarily of Donaldson Company, Inc. common stock. The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in the Company’s common stock. For the year ended December 31, 2008, purchases and sales of the Company’s common stock were $68,015,660 and $82,522,772, respectively.

7.	Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements ( FASB Statement No. 157) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below.

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

▪	Quoted prices for similar assets or liabilities in active markets;
▪	Quoted prices for identical or similar assets or liabilities in inactive markets;
▪	Inputs other than quoted prices that are observable for the asset or liability;
▪	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the year ended December 31, 2008.

Donaldson Company, Inc. Common Stock Fund: Investments in the Donaldson Company, Inc. common stock fund are valued based on the fair value of the underlying investments, primarily Donaldson Company, Inc. common stock, which is valued at quoted market prices.

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2008 and 2007

Mutual funds: Investments in mutual funds are stated at fair value based on quoted market prices.

Common / Collective trusts: Investments in the common / collective trust are valued at contract value, which approximates fair value.

Participant loans: Participant loans are valued at amortized cost (approximates fair value), which consists of outstanding principal and any related accrued interest.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Donaldson Company, Inc. Common Stock Fund	$198,328,306	$—	$—	$198,328,306
Mutual Funds	124,012,515	—	—	124,012,515
Common/Collective Trust	—	42,846,333	—	42,846,333
Participant loans	—		4,125,497	4,125,497
Total assets at fair value	$322,338,821	$42,846,333	$4,125,497	$369,312,651

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Year Ended December 31, 2008
Participant Loans

Balance, January 1, 2008	$4,122,763
Purchases, sales, issuances and settlements (net)	2,734
Balance, December 31, 2008	$4,125,497

SUPPLEMENTAL SCHEDULES

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2008

EIN 41-0222640

Plan Number 007

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including the Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Donaldson Company, Inc. Common Stock Fund	Common Stock, 5,893,824 shares participation	$72,694,644	$198,328,306
*	Fidelity Managed Income Portfolio II Fund	Common / Collective Trust, 42,846,333 units of participation	**	42,846,333
*	Fidelity Contrafund	Mutual Fund, 715,894 units of participation	**	32,401,357
*	Fidelity Equity Income Fund	Mutual Fund, 669,938 units of participation	**	20,680,993
*	Fidelity Diversified International Fund	Mutual Fund, 646,450 units of participation	**	13,905,136
	Schroeder U.S. Opportunities Fund	Mutual Fund, 720,664 units of participation	**	10,809,967
*	Fidelity Balanced Fund	Mutual Fund, 805,748 units of participation	**	10,571,413
	PIMCO Total Return Fund	Mutual Fund, 906,792 units of participation	**	9,194,874
	Spartan US Equity Index Fund	Mutual Fund, 141,873 units of participation	**	4,525,754
	Brokeragelink Fund	Mutual Fund, 2,711,524 units of participation	**	2,711,524
	WFA Small Company Value Fund	Mutual Fund, 209,662 units of participation	**	1,515,858
*	Fidelity Freedom Income Fund	Mutual Fund, 93,904 units of participation	**	897,719
	Chesapeake Core Growth Fund	Mutual Fund, 68,407 units of participation	**	679,967
	Roxbury Small Cap Growth Fund	Mutual Fund, 45,757 units of participation	**	437,897
*	Fidelity Freedom 2005 Fund	Mutual Fund, 38,389 units of participation	**	322,083
*	Fidelity Freedom 2010 Fund	Mutual Fund, 152,150 units of participation	**	1,576,271
*	Fidelity Freedom 2015 Fund	Mutual Fund, 399,831 units of participation	**	3,422,552
*	Fidelity Freedom 2020 Fund	Mutual Fund, 439,008 units of participation	**	4,412,028
*	Fidelity Freedom 2025 Fund	Mutual Fund, 266,379 units of participation	**	2,192,299
*	Fidelity Freedom 2030 Fund	Mutual Fund, 144,233 units of participation	**	1,407,713
*	Fidelity Freedom 2035 Fund	Mutual Fund, 123,731 units of participation	**	993,557
*	Fidelity Freedom 2040 Fund	Mutual Fund, 242,138 units of participation	**	1,353,553
*	Participant Loans	Participant loans receivable, interest rates from 5% to 10.5%, payable through November 2018	$0	4,125,497
				$369,312,651
*	Denotes party-in-interest.
**	Historical cost information is omitted as it is not required by the Department of Labor under the instructions to the Form 5500 for participant directed accounts.

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Schedule H, line 4j — Schedule of Reportable Transactions

Year Ended December 31, 2008

EIN 41-0222640

Plan Number 007

	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
	Identity of	Description	Purchase	Selling	Lease	Expense	Cost	Current	Net Gain
	Party	of Assets	Price	Price	Rental	Incurred	of Asset	Value of
	Involved					With		Asset on
						Transaction		Transaction
Date

*	Donaldson	Common	—	$30,941,353	—	—	$10,565,087	$30,941,353	$20,376,266
	Company	Stock Fund

*	Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONALDSON COMPANY, INC. RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN (Name of Plan)

Date	June 29, 2009	By:	Donaldson Company, Inc., the Plan Administrator

		By:	/s/ Thomas R. VerHage
Thomas R. VerHage Vice President, Chief Financial Officer